AMENDMENT TO

EXPENSE LIMITATION AGREEMENT

(the “Agreement”)

Between

T. ROWE PRICE INDEX TRUST, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This is an Amendment (the “Amendment”), effective as of October 1, 2019, to the Expense Limitation Agreement (the “Agreement”) dated July 27, 2015, by and between T. Rowe Price Associates, Inc. (the “Manager”), a corporation organized and existing under the laws of the State of Maryland, and T. Rowe Price Index Trust, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Maryland, on behalf of the T. Rowe Price Mid-Cap Index Fund (the “Fund”) with respect to the Fund’s Investor Class.

 WHEREAS, the Fund has entered into an Agreement with the Manager, dated July 27, 2015;

 WHEREAS, the Corporation’s Board of Directors has authorized the issuance of two classes of shares of each Fund: Investor Class (the “Investor Class”) and I Class (the “I Class”);

WHEREAS, pursuant to each Agreement, the Manager agreed to limit the Investor Class expenses (the “Manager Limitation”);

WHEREAS, the Corporation’s Board of Directors has determined that it is in the best interests of the Fund and the Fund’s Investor Class to amend the Agreement to lower the rate of the Manager Limitation; and

WHEREAS, the Fund and the Manager desire to continue the Agreement on the same terms and conditions other than as described below.

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree to amend Paragraph 1 of the Agreements as follows:

1. Investor Class Expense Limitation.

 The Manager agrees to waive or pay any of the Investor Class’ operating expenses, including but not limited to management fees, but excluding interest; expenses related to borrowings, taxes, and brokerage; nonrecurring, extraordinary expenses; and acquired fund fees and expenses (collectively, “Investor Class Expenses”), or reimburse the Investor Class for Investor Class Expenses, to the extent Investor Class Expenses exceed 0.30%, on an annualized basis, of the Investor Class’ average daily net assets (hereinafter referred as the “Investor Class Limitation”). Any Investor Class Expenses waived or paid by the Manager pursuant to the Investor Class Limitation are subject to reimbursement to the Manager by the Fund or Investor Class whenever the Investor Class Expenses are below 0.30%. However, no reimbursement will be made more than three years after the waiver or payment of Investor Class Expenses by the Manager or if such reimbursement would result in the Fund’s Investor Class Expenses exceeding 0.30%.

2. All other terms and conditions of each Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date stated in the preamble.

T. ROWE PRICE ASSOCIATES, INC.	T. ROWE PRICE INDEX TRUST, INC.
/s/Darrell N. Braman By:___________________________________ Darrell N. Braman Vice President	/s/David Oestreicher By:___________________________________ David Oestreicher Executive Vice President

CAPS/Documents/Agreements/Expense Limit and Management Fee Waiver Agreements/MCX Amendment to Expense Limit Agreement.doc